February 14, 2013

RE: Get cash now from your Jones Lang LaSalle Income Property Trust, Inc. investment.

Dear Investor,

Good news!  Now you can sell your Jones Lang LaSalle Income Property Trust, Inc. investment and regain control of your money.  Right now, MacKenzie Capital Management, LP will pay you $6.00 per Class E Share (or approximately $34.70 per common share pre-conversion). Now you can do what you want with your money—move it to a more liquid investment, pay off your bills, or buy something you really need-and quit waiting for Jones Lang LaSalle Income Property Trust, Inc. to decide if or when you get your money back. But this offer expires on March 29, 2013, so you must act soon.

Why take advantage of this opportunity today?

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Don’t wait until October 2014 for your cash. Jones Lang LaSalle Income Property Trust, Inc. has an infinite life, and it has not said when it might liquidate.  The new offering will not provide any liquidity until, at the earliest, October 1, 2014 (except in cases of death or disability).  While there will be options for redemption at that time, there is no guarantee that there will be sufficient funds in the repurchase program to repurchase all of your Shares.  Sell today and ensure you get your money out from this security.

•	Highest Offer Price. Compared to our previous tender offer at $5.27 per share ($30.50 per share prior to the conversion), we have increased our offer price by approximately 12% to $6.00 per Share!

•	Regain control over your investments. It’s your money, but you can’t access it. Now you can move your money into a more liquid investment or simply cash out and pay your bills.

•
Sell without broker fees or commissions. Most secondary market sales incur fees and commissions of up to 7% of the sale price and are subject to a $150 - $200 minimum fee per trade. With us, these fees and commissions are eliminated.

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Eliminate the long and uncertain waiting period. Private and non-traded securities like Jones Lang LaSalle Income Property Trust, Inc. can be very difficult to sell. It can take weeks or months to find an interested buyer and Jones Lang LaSalle Income Property Trust, Inc. may continue to operate indefinitely! But now you can sell your Shares and get your money out.

•
Remove retirement account fees. Many IRAs charge additional fees for holding this type of asset. We can send your cash directly to your retirement account so you can consolidate your accounts or transfer the funds to an account that charges lower fees.

If you act today, you can get your cash now. We will mail your check within three business days after Jones Lang LaSalle Income Property Trust, Inc. confirms the transfer.

MacKenzie has been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management. There are no financing contingencies with this offer.

Please carefully read the enclosed Offer to Purchase and Assignment Form. If you choose to sell your Shares to us, please fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please call us at (925) 631-9100, fax us at (925) 631-9119, or email us at offers@mackenziecapital.com.

Sincerely,
Pat Patterson
Chairman

P.S. Remember, this offer expires March 29, 2013 (unless extended). So don’t delay. Fill out and mail in the Jones Lang LaSalle Income Property Trust, Inc. Assignment Form today so we can transfer the Shares and rush you a check.